Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc. (425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS
FOR THE FISCAL THIRD QUARTER ENDED MARCH 31, 2007

Growth Trend Continues With Record Revenues of $19.4 Million:
63.8% Increase Over Comparable Prior Year Period

BELLEVUE, WA, May 14, 2007 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and nine months ended March 31, 2007.

For the three months ended March 31, 2007, Radiant reported net income of $24,000 on $19.4 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended March 31, 2006, the Company had $11.8 million in revenues and a net loss of $27,000.

For the nine months ended March 31, 2007, Radiant reported net income of $248,000 on $52.2 million of revenues, or $0.01 per basic and fully diluted share. For the nine months ended March 31, 2006, the Company had $11.8 million in revenues and a net loss of $153,000. The nine months ended March 31, 2007 has nine months of Airgroup operations compared to three months for the same comparable period last year as Airgroup was acquired January 1, 2006.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $328,000 for the three months ended March 31, 2007, compared to adjusted EBITDA of $122,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $1,063,000 for the nine months ended March 31, 2007 compared to adjusted EBITDA of $11,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

Radiant completed its platform acquisition effective January 1, 2006, when it purchased Airgroup Corporation (“Airgroup”), a Seattle, Washington-based, company providing a full range of domestic and international freight forwarding services. Founded in 1987, Airgroup services a diversified account base including manufacturers, distributors and retailers through its extensive network of exclusive agent offices across North America.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Airgroup as of July 1, 2005 which is included on the Company’s Form 10-Q for the quarter ended March 31, 2007 and filed May 14, 2007.

“This was another quarter of solid double-digit revenue growth for Radiant,” said Bohn Crain, Chairman and CEO. “This most recent quarter ended March 31, 2007 marks the first quarter where we have historical year over year comparisons of our financial performance to highlight the progress in our organic expansion. For the quarter we posted record revenues of $19.4 million, an improvement of 63.8% over the comparable prior year period. For the same quarter ended March 31, 2007, we also posted $328,000 in adjusted EBITDA which is net of start-up costs associated the launch of our international group. Our progress has been enabled through the value we are bringing to our network participants: (1) leveraging our status as a public company to provide our partners with an opportunity to share in the value that they help create, (2) providing a robust platform in terms of people, process and technology which is translating into better purchasing power with our vendors and more sophisticated e-business solutions for our customers and (3) offering a unique opportunity in terms of succession planning and liquidity for our station owners. Since we acquired Airgroup in January of 2006, we have significantly expanded and strengthened our network with new operations in Seattle, Los Angeles, Dallas/Ft.Worth, Portland, Chicago, Minneapolis and most recently Memphis. These new partners, in combination with the incumbent Airgroup stations, bring us to run-rate revenues in the range of $80.0-$85.0 million, or organic growth of approximately 60.0% since acquiring Airgroup. We continue to aggressively pursue our network expansion which we expect will continue to provide favorable results. As exciting, is the recognition that these are only the early stages of our expansion efforts which do not reflect the potential incremental growth available to us through acquisition. On the acquisition front, we have a pipeline of potential acquisition candidates that could significantly enhance our overall platform and we look forward to providing updates as these opportunities develop.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and nine ended March 31, 2007 and 2006 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2007	2006	2007	2006

Net income (loss)	$24	$(27)	$248	$(153)

Depreciation and amortization	209	206	600	206
Interest expense (income), net	3	2	9	(12)
Income tax expense (benefit)	37	(102)	19	(102)

EBITDA	273	79	876	(61)
Stock-based compensation and other non-cash charges	55	43	187	72

Adjusted EBITDA	$328	$122	$1,063	$11

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Monday May 14 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 242326.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. While it is impossible to identify all of the factors that may cause our actual operating performance, events, trends or plans to differ materially from those set forth in such forward looking statements, we have identified certain of the more salient risk factors such factors include, but are not limited to, the level of economic activity of our current customers, our ability to attract and retain new and existing customers, competitive conditions in our industry, our ability to successfully integrate newly established stations into our network, our ability to maintain relationships with our exclusive agents, our ability to identify and secure additional financing to execute our growth strategy, and those other factors disclosed in our Transition Report on Form 10-KT under the caption "Risk Factors" and other filings with Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward- looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statement to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Balance Sheets
(UNAUDITED)

	March 31,	June 30,
	2007	2006
ASSETS
Current assets -
Cash and cash equivalents	$321,216	$510,970
Accounts receivable, net of allowance for doubtful accounts of $226,199 at March, 31 2007 and $202,830 at June 30, 2006	11,647,432	8,487,899
Current portion of employee loan receivables and other Receivables	41,600	40,329
Prepaid expenses and other current assets	74,019	93,087
Deferred tax asset	284,078	277,417
Total current assets	12,368,345	9,409,702

Technology, furniture and equipment, net	577,894	258,119
Acquired intangibles, net	1,942,729	2,401,600
Goodwill	5,318,189	4,712,062
Employee loan receivable	80,000	120,000
Investment in real estate	40,000	40,000
Deposits and other assets	134,085	103,376
	$20,461,242	$17,044,859

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$500,000	$-
Accounts payable	6,440,294	4,096,538
Accrued transportation costs	2,616,098	1,501,374
Commissions payable	976,479	429,312
Other accrued costs	154,356	303,323
Income taxes payable	213,432	1,093,996
Total current liabilities	10,900,659	7,424,543

Long term debt	1,810,489	2,469,936
Deferred tax liability	660,528	816,544
Total liabilities	13,371,676	10,711,023

Minority Interest	12,018	-
Commitments & contingencies	-	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,961,639 at March 31, 2007 and 33,611,639 at June 30, 2006	15,417	15,067
Additional paid-in capital	7,085,381	6,590,355
Accumulated deficit	(23,250)	(271,586)
Total Stockholders’ equity	7,077,548	6,333,836
	$20,461,242	$17,044,859

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2007	2006	2007	2006
Revenue	$19,394,026	$11,842,717	$52,155,055	$11,842,717
Cost of transportation	12,278,178	7,479,707	33,357,039	7,479,707
Net revenues	7,115,848	4,363,010	18,798,016	4,363,010

Agent commissions	5,419,646	3,197,709	14,389,716	3,197,709
Personnel costs	659,130	639,087	1,747,252	693,261
Selling, general and administrative expenses	742,061	447,008	1,760,558	532,920
Depreciation and amortization	209,348	206,103	600,295	206,103
Total operating expenses	7,030,185	4,489,907	18,497,821	4,629,993

Income (loss) from operations	85,663	(126,897)	300,195	(266,983)

Other income (expense):
Interest income	2,490	11,466	6,801	25,899
Interest expense	(5,397)	(13,324)	(15,849)	(13,824)
Other	(21,783)	-	(24,466)	-
Total other income (expense)	(24,690)	(1,858)	(33,514)	12,075

Income (loss) before income tax benefit and minority interest	60,973	(128,755)	266,681	(254,908)

Income tax expense (benefit)	37,449	(101,645)	18,327	(101,645)

Income before minority interest	23,524	(27,110)	248,354	(153,263)

Minority Interest	18	-	18	-

Net income (loss)	$23,506	$(27,110)	$248,336	$(153,263)

Net income (loss) per common share - basic	$-	$-	$.01	$(.01)
Net income (loss) per common share - diluted	$-	$-	$.01	$(.01)

Weighted average shares outstanding:
Basic shares	33,961,639	32,754,957	33,856,712	28,895,750
Diluted share	34,162,532	32,754,957	34,363,106	28,895,750

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:
	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2007	2006	2007	2006
Adjusted EBITDA	$327,978	$122,016	$1,063,394	$11,168
Stock-based compensation and other non-cash charges	54,768	42,810	187,389	72,048
EBITDA	273,210	79,206	876,005	(60,880)

Depreciation and amortization	209,348	206,103	600,294	206,103
Interest (income) expense, net	2,907	1,858	9,048	(12,075)
Income tax expense (benefit)	37,449	(101,645)	18,327	(101,645)
Net income (loss)	23,506	(27,110)	248,336	(153,263)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash contribution to capital (rent)	-	-	-	300
Non-cash contribution to common stock	-	-	-	33,000
Non-cash compensation expense (stock options)	49,255	42,810	141,876	72,048
Amortization of intangibles	152,956	170,200	458,871	170,200
Depreciation and amortization	56,392	(21,965)	141,423	35,903
Amortization of deferred tax liability	(52,005)	-	(156,016)	(57,868)
Minority interest in income of subsidiaries	12,018	-	12,018	-
Amortization of employee receivable	-	-	40,000	-
Provision for doubtful accounts	24,517	135,000	23,369	135,000
Change in purchased accounts receivable	-	-	(6,128)	-

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(1,792,191)	1,732,379	(3,182,902)	1,732,379
Other receivables	(1,200)	3,028	(1,271)	3,028
Prepaid expenses and other current assets	8,666	(63,224)	(39,761)	(88,279)
Accounts payable	765,334	(2,305,631)	2,343,756	(2,160,243)
Accrued transportation costs	593,542	1,062,362	1,114,724	1,062,362
Commissions payable	317,847	(512,006)	547,167	(512,006)
Other current liabilities	8,881	50,011	(47,966)	50,011
Income tax payable	(505,887)	(518,233)	(880,564)	(518,233)
Total adjustments	(361,875)	(225,269)	508,596	(42,398)

Net cash provided (used) by operating activities	$(338,369)	$(252,379)	$756,932	$(195,661)